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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66052

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2015 (MM/DD/YY) AND ENDING June 30, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gladstone Securities, LLC JG

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1521 Westbranch Drive, Suite 100

(No. and Street)

McLean	VA	22102-3210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Geoffrey Lyle 703.287.5870

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Cooper LLP

(Name – *if individual, state last, first, middle name*)

1800 Tysons Blvd	McLean	VA	22102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael LiCalsi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gladstone Securities LLC, as of June 30, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Signature

Managing Principal

Title

Notary Public


MALINDA O. PLUMMER
NOTARY
PUBLIC
REG. #364234
MY COMMISSION
EXPIRES
11/30/2016
COMMONWEALTH OF VIRGINIA

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gladstone Securities, LLC

Financial Statements and Supplementary Information

As of and for the Years Ended June 30, 2016 and 2015



Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member of
Gladstone Securities, LLC

In our opinion, the accompanying statements of financial condition and the related statements of operations, of member's equity, and of cash flows present fairly, in all material respects, the financial position of Gladstone Securities, LLC at June 30, 2016 and June 30, 2015, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter

The Company is a subsidiary of Gladstone Holding Corporation (the "Parent") which is a wholly-owned subsidiary of The Gladstone Companies, Ltd. As disclosed in Note 6 of the financial statements, the Company has extensive transactions and relationships with certain affiliated companies. The financial position of the Company may not be indicative of that which would have been had the Company operated independently.

Other Matter

The computation of Net Capital under Rule 15c3-1 is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the computation of Net Capital under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

August 24, 2016

PricewaterhouseCoopers LLP, 1800 Tysons Blvd, McLean, VA 22102
T: (703) 918 3000, F: (703) 918 3100, www.pwc.com/us

Gladstone Securities, LLC
Statements of Financial Condition
As of June 30, 2016 and 2015

	June 30, 2016	June 30, 2015
Assets		
Current assets		
Cash and cash equivalents	$ 1,365,396	$ 1,117,773
Prepaid expenses	19,024	21,519
Total current assets	1,384,420	1,139,292
Intangible assets	97,266	97,266
Total other assets	97,266	97,266
Total assets	$ 1,481,686	$ 1,236,558
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$ 62,743	$ 60,235
Due to affiliates [1]	233,769	442,398
Total liabilities [2]	296,512	502,633
Member's equity		
Member's equity	1,185,174	733,925
Total member's equity	1,185,174	733,925
Total liabilities and member's equity	$ 1,481,686	$ 1,236,558

[1] See Footnote 6 - *Related Party Transactions*

[2] See Footnote 5 - *Commitments and Contingencies*

The accompanying notes are an integral part of these financial statements.

Gladstone Securities, LLC
Statements of Operations
For the Years Ended June 30, 2016 and 2015

		June 30, 2016		June 30, 2015
Revenues (Related Party[1])				
Investment banking fees	$	1,346,154	$	2,043,604
Securities trade commissions		-		804,573
Real estate advisory fees		200,689		212,465
Total revenues		1,546,843		3,060,642
Operating expenses				
Salaries and employee benefits [1]		355,409		347,792
Broker-dealer securities trade commissions		-		726,408
Professional services		92,661		188,024
Taxes and licenses		47,990		51,524
Office expenses		12,375		11,208
Travel and meals		375		321
Rent		17,451		18,421
Telecommunications		10,815		17,302
Conferences		-		195
Insurance		40,536		40,788
Other operating expenses		17,982		26,000
Total expenses		595,594		1,427,983
Net income	$	951,249	$	1,632,659

[1] See Footnote 6 - *Related Party Transactions*

The accompanying notes are an integral part of these financial statements.

Gladstone Securities, LLC
Statements of Member's Equity
For the Years Ended June 30, 2016 and 2015

Balance, June 30, 2014	$ 1,601,266
Distributions to member	(2,500,000)
Net income	1,632,659
Balance, June 30, 2015	733,925
Distributions to member	(500,000)
Net income	951,249
Balance, June 30, 2016	$ 1,185,174

The accompanying notes are an integral part of these financial statements.

Gladstone Securities, LLC
Statements of Cash Flows
For the Years Ended June 30, 2016 and 2015

		June 30, 2016		June 30, 2015
Cash flows from operating activities				
Net income	$	951,249	$	1,632,659
Adjustment to reconcile net income to net cash provided by operating activities:				
Decrease in accounts receivable [1]		-		22,674
Decrease (increase) in prepaid assets		2,495		(1,017)
Increase (decrease) in accounts payable and accrued expenses		2,508		(10,850)
(Decrease) increase in due to affiliate [1]		(208,629)		315,133
Net cash provided by operating activiites		747,623		1,958,599
Cash flows from financing activities				
Distributions to member		(500,000)		(2,500,000)
Net cash used in financing activites		(500,000)		(2,500,000)
Net increase (decrease) in cash and cash equivalents		247,623		(541,401)
Cash and cash equivalents, beginning of period		1,117,773		1,659,174
Cash and cash equivalents, end of period	$	1,365,396	$	1,117,773

[1] See Footnote 6 - *Related Party Transactions*

The accompanying notes are an integral part of these financial statements.

1. Organization

Gladstone Securities, LLC was formerly known as Circadian Partners, LLC ("Circadian"). Circadian was formed on April 4, 2003 as a limited liability company under the laws of the State of Connecticut. Circadian provided consulting, advisory and private placement services to alternative asset investment managers.

Circadian filed an application for registration as a limited purpose broker dealer under Section l5(b) of the Securities Exchange Act of 1933, as amended. The date of inception as a registered broker dealer with the National Association of Securities Dealers, Inc. ("NASD") was November 18, 2003.

Pursuant to a Purchase Agreement dated September 23, 2009, David Geske, sole member of Circadian Partners LLC, made application to the Financial Industry Regulatory Authority ("FINRA") to transfer 100% ownership of Circadian Partners LLC to Gladstone Management Corporation ("GMC"). Following FINRA approval of the purchase, Circadian became known as Gladstone Securities, LLC (the "Company").

The Company was capitalized as a sole member-managed limited liability company on December 4, 2009 by a $7,500 contribution from GMC. Subsequently, on January 1, 2010, Gladstone Holding Corporation ("Holding" or the "Parent") was created and ownership of the Company was transferred to Holding, at that time.

The Company is registered with the Securities and Exchange Commission and FINRA, and provides distribution and investment banking services for affiliated companies of the Parent, which are advised by GMC. The Company also intends to raise private equity capital for nonaffiliated third-parties.

2. Summary of Significant Accounting Policies

The accounting policies that materially affect the determination of financial position, results of operations and cash flows are summarized below. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America.

Method of Accounting

The Company's financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of

contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates involve judgments with respect to, among other things, various future economic factors which are difficult to predict and beyond the control of the Company. Therefore, actual amounts could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents include funds deposited with maturities of three months or less when purchased. All of the Company's cash and cash equivalents at June 30, 2016 and 2015 were held in the custody of one financial institution. The Company's balances at times may exceed federally insurable limits. The Company mitigates this risk by depositing funds with a major banking institution.

Prepaid Expenses

Prepaid expenses consist of annual subscriptions and insurance premiums which are amortized over their respective useful lives.

Intangible Assets

Intangible assets are indefinite-lived and consist of the purchase price for the broker-dealer license, as well as capitalized regulatory fees. Indefinite-lived assets are not subject to amortization and are tested for impairment annually. If the carrying amount exceeds the fair value an impairment charge is recognized in the amount equal to that excess. No impairment was recognized for either of the years ended June 30, 2016 or 2015.

Investment Banking Fee Income

Investment banking fee income includes transaction structuring and loan financing fees derived from contractual agreements with portfolio companies. Such fees are generally earned and received on the execution date of portfolio company transactions entered into by the Company's affiliates, Gladstone Investment Corporation ("Investment") and Gladstone Capital Corporation ("Capital"). During the years ended June 30, 2016 and 2015 the Company earned investment banking fee revenues of $1,346,154 and $2,043,604, respectively, from transactions entered into by Investment and Capital.

Securities Trade Commission Income

Securities trade commission income includes dealer manager and broker dealer commissions received for the Company's role in selling registered non-listed securities of an affiliated company, Gladstone Commercial Corporation ("Commercial").

The Company entered into an agreement with Commercial, effective March 25, 2011, wherein, the Company agreed to act as the exclusive dealer manager in connection with the registered non-listed securities offering, known as the senior common stock offering. Pursuant to the terms of the agreement, the Company earns a sales commission of 7.0% of the gross proceeds sold, plus a dealer manager commission of 3.0% of gross proceeds sold. The Company, in its sole discretion, may re-allocate any portion of the commissions received from the sale of Commercial's senior common stock. As per the agreement, Commercial has agreed to indemnify the Company against various liabilities, including certain liabilities arising under federal securities laws. Effective March 27, 2015 the Company terminated the agreement in accordance with the provisions contained therein. Commissions earned in relation to these transactions totaled $0 and $804,573, respectively, for the years ended June 30, 2016 and 2015.

Real Estate Advisory Fee Income

Real estate advisory fee income is earned from mortgage acquisition services provided by the Company to Commercial. The Company entered into an agreement with Commercial, effective June 18, 2013, for the Company to act as a non-exclusive agent to assist Commercial with arranging mortgage financing for properties. In connection with this engagement, the Company may solicit the interest of various commercial real estate lenders or recommend third party lenders to Commercial. Commercial pays the Company a real estate advisory fee in connection with the services it provides for securing mortgage financing. The amount of these financing fees, which are payable upon closing of the financing, are based on a percentage of the amount of the mortgage, generally ranging from 0.5% to a maximum of 1.0% of the mortgage obtained. The amount of the financing fees may be reduced or eliminated, as determined by the Company and Commercial after taking into consideration various factors, including, but not limited to, the involvement of any third party brokers and market conditions. During the years ended June 30, 2016 and 2015 the Company earned income of $200,689 and $212,465, respectively, related to this agreement. The agreement is scheduled to terminate on August 31, 2017, unless renewed or earlier terminated pursuant to the provisions contained therein.

Private Placement Fee Income

Private placement fee income is derived from selling arrangements with private equity funds where the Company serves as placement agent. Such funds are typically offered through Regulation D offerings and have not been marketed to the general public. The Company is permitted to engage in such lines of business pursuant to its current membership agreement with FINRA. During the years ended June 30, 2016 and 2015 the Company did not participate in any such offerings and therefore earned no private

placement fee income.

Income Taxes

The Company is a single member Limited Liability Corporation which is wholly owned by Gladstone Holding Corporation. The Company's results will be reported on its Parent's federal and state income tax returns. The Company is a disregarded entity for both U.S. federal and state income tax purposes and there is no tax sharing agreement between the Company and Gladstone Holding Corporation. The Company has no obligation or commitment to fund any tax liability held by the U.S. Domestic Parent, Gladstone Holding Corporation.

3. Customer Transactions

The Company did not maintain any customer accounts during the years ended June 30, 2016 and 2015. As such, the Company is currently exempt from the requirements to maintain a "Special Reserves Account for the Exclusive Benefit of Customers." As discussed in Note 1, the Company continues to limit its activities to the management of certain affiliate relationships of the Parent and raising private equity capital for nonaffiliated third-parties.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 8:1 during the initial year of operations and 15:1 thereafter.

The Company had net capital of $1,068,884 and $615,140 at June 30, 2016 and 2015, respectively, which was $1,049,117 and $581,631, respectively, in excess of its required minimum net capital.

The Company's ratio of aggregate indebtedness to net capital at June 30, 2016 and 2015 was 27.7% and 81.7%, respectively.

5. Commitments and Contingencies

Contingencies include the usual obligations of a broker dealer. The Company seeks to minimize the risks associated with its activities through policies and procedures designed to monitor the investment recommendations of its licensed representatives as well as the contractual terms and conditions of its agreements with fund companies. While the Company has exposure to these risks in its normal course of business, there are no

significant unrecorded or undisclosed commitments or contingencies as of June 30, 2016 or June 30, 2015. Additionally, there are no liabilities subject to subordination, and thus, the required *Statement of Changes in Liabilities Subordinated to Claims of General Creditors* has been omitted.

6. Related-Party Transactions

The Company is a member of a group of affiliated entities, including GMC and Gladstone Administration, LLC ("Administration"). GMC and Administration, per an expense sharing agreement, have agreed to incur all general and overhead expenses, and allocate a portion of those expenses to the Company based on employee hourly activity. During the year ended June 30, 2016, the Company reimbursed GMC and Administration $247,745 and $163,332, respectively, for overhead and personnel expenses which are recorded in the *Statement of Operations*. During the year ended June 30, 2015, the Company reimbursed GMC and $186,186 and $215,995, respectively, for overhead and personnel expenses which are recorded in the *Statement of Operations*.

Additional affiliated entities include Capital, Investment and Commercial. The Company derives its revenues from transactions entered into by, or on behalf of, these affiliates. During the years ended June 30, 2016 and 2015 the Company earned revenues from affiliates as follows:

Affiliate	For the Year Ended June 30, 2016	For the Year Ended June 30, 2015
Capital	$ 700,154	$ 803,884
Investment	646,000	1,239,720
Commercial	200,689	1,017,038
	$ 1,546,843	$ 3,060,642

7. Distributions

The Company's Board of Managers declared and paid the following distributions during the years ended June 30, 2016 and 2015.

Declaration Date	Payment Date	Distribution
May 7, 2015	May 18, 2015	$ 2,500,000
Distributions declared during the year ended June 30, 2015		$ 2,500,000
October 9, 2015	October 13, 2015	$ 500,000
Distributions declared during the year ended June 30, 2016		$ 500,000

8. Subsequent Events

Subsequent events have been evaluated through August 24, 2016, the issuance date of the financial statements.

Gladstone Securities, LLC
Computation of Net Capital under Rule 15c3-1
Of the Securities and Exchange Commission
As of June 30, 2016 and 2015

Schedule I

	June 30, 2016	June 30, 2015
Total aggregated indebtedness	$ 296,512	$ 502,633
Computation of Net Capital		
Members' equity	$ 1,185,174	$ 733,925
Non-allowable assets:		
Prepaid expenses	(19,024)	(21,519)
Organizational expenses / intangible assets	(97,266)	(97,266)
Net capital	$ 1,068,884	$ 615,140
Ratio of aggregated indebtedness to net capital	27.7%	81.7%
Computation of basis net capital requirement:		
Minimum net capital required (6.67% of aggregated indebtedness)	$ 19,767	$ 33,509
Minimum dollar net capital required for introducing broker dealer	$ 5,000	$ 5,000
Net capital required	$ 19,767	$ 33,509
Excess net capital	$ 1,049,117	$ 581,631

There are no material differences between the above calculations and the calculations as included in the Company's FOCUS reports as of June 30, 2016 and 2015.

Gladstone Securities, LLC
Computation of Net Capital under Rule 15c3-1
Of the Securities and Exchange Commission
As of June 30, 2016 and 2015

Schedule I

As disclosed in Note 1 and Note 3 of the notes to the financial statements, the Company is an introducing broker-dealer and does not carry securities accounts for customers nor does the Company perform custodial functions relating to customer securities. Accordingly, the Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that Rule.